November 1, 2010

Ryan C. Larrenaga One Financial Center Boston, MA 02111 (617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	Columbia Funds Series Trust I (the “Registrant”); File No. 811-04367

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the RiverSource Partners Fundamental Value Fund series of RiverSource Managers Series, Inc. (File No. 811-10321) into the Columbia Contrarian Core series of the Registrant;

2)	the Seligman Growth Fund series of Seligman Growth Fund, Inc. (File No. 811-00229) into the Columbia Large Cap Growth series of the Registrant;

3)	the Seligman Capital Fund series of Seligman Capital Fund, Inc. (File No. 811-01886) into the Columbia Mid Cap Growth Fund series of the Registrant;

4)	the RiverSource Disciplined Small Cap Value Fund series of RiverSource Dimensions Series, Inc. (File No. 811-01629) into the Columbia Small Cap Value Fund I series of the Registrant;

5)	the RiverSource Precious Metals and Mining Fund series of RiverSource Selected Series, Inc. (File No. 811-04132) into the Columbia Energy and Natural Resources Fund series of the Registrant; and

6)	the RiverSource LaSalle Global Real Estate Fund series and the RiverSource LaSalle Monthly Dividend Real Estate Fund series of Seligman LaSalle Real Estate Fund Series, Inc. (File No. 811-21365), the RiverSource Real Estate Fund series of RiverSource Sector Series Inc. (File No. 811-05522) and the RiverSource LaSalle International Real Estate Fund, Inc. (File No. 811-22031) into the Columbia Real Estate Equity Fund series of the Registrant; (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I